Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

The Very Good Food Company Inc. (the “Company”)

2748 Rupert Street

Vancouver, BC V5M 3T7

Item 2.	Date of Material Change

June 15, 2021 and June 16, 2021.

Item 3.	News Release

News releases relating to the material change described herein were disseminated on June 15, 2021 and June 16, 2021.

Item 4.	Summary of Material Change

On June 15, 2021, the Company entered into an agreement with Canaccord Genuity Corp. (the “Underwriter”) pursuant to which the Underwriter agreed to purchase, on a bought deal basis, an aggregate of 4,055,000 units of the Company (the “Units”) at a price of $3.70 per Unit (the “Issue Price”) for aggregate gross proceeds to the Company of $15,003,500 (the “Offering”). In addition, the Company granted the Underwriter an over-allotment option to purchase up to an additional 608,250 Units at the Issue Price, exercisable in whole or in part at any time up to 30 days following the closing of the Offering. If the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be $17,250,000.

On June 16, 2021, the parties agreed to increase the size of the previously announced Offering. Pursuant to the upsized deal terms, the Underwriter agreed to purchase, on a bought deal basis, 4,865,000 Units at the Issue Price for aggregate gross proceeds to the Company of $18,000,500 (the “Upsized Offering”). In conjunction with the Upsized Offering, the Company granted the Underwriter an over-allotment option to purchase up to an additional 729,750 Units at the Issue Price, exercisable in whole or in part at any time on or prior to the date that is 30 days following the closing of the Upsized Offering. If the over-allotment is exercised in full, the aggregate gross proceeds of the Upsized Offering will be $20,700,575.

Item 5.1	Full Description of Material Change

On June 15, 2021, the Company entered into an agreement with the Underwriter pursuant to which the Underwriter agreed to purchase, on a bought deal basis, pursuant to the filing of a short form prospectus, an aggregate of 4,055,000 Units at the Issue Price for aggregate gross proceeds to the Company of $15,003,500. Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant will be exercisable to acquire one common share of the Company (each, a “Warrant Share”) for a period of 18 months following the closing of the Offering at an exercise price of $4.60 per Warrant Share, subject to adjustment in certain events. In addition, the Company granted the Underwriter an over-allotment option to purchase up to an additional 608,250 Units at the Issue Price, exercisable in whole or in part at any time up to 30 days following the closing of the Offering, for market stabilization purposes and to cover over-allotments, if any. If the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be $17,250,000.

On June 16, 2021, the parties agreed to increase the size of the previously announced Offering. Pursuant to the upsized deal terms, the Underwriter agreed to purchase, on a bought deal basis, pursuant to the filing of a short form prospectus, 4,865,000 Units at the Issue Price for aggregate gross proceeds to the Company of $18,000,500. In conjunction with the Upsized Offering, the Company granted the Underwriter an over-allotment option to purchase up to an additional 729,750 Units at the Issue Price, exercisable in whole or in part at any time on or prior to the date that is 30 days following the closing of the Upsized Offering. If the over-allotment is exercised in full, the aggregate gross proceeds of the Upsized Offering will be $20,700,575.

The Company intends to use the net proceeds from the Upsized Offering to fund the commencement of operations at its recently announced new production facility in Patterson, California (the “Patterson Facility”), US eCommerce and wholesale expansion efforts, International eCommerce launches and for general corporate purposes.

The Upsized Offering is expected to close on or about July 8, 2020 and is subject to certain closing conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange and the applicable securities regulatory authorities. The Units will be offered by way of a short form prospectus to be filed in British Columbia, Alberta, Saskatchewan, Ontario, New Brunswick, and Nova Scotia, and may also be sold in certain offshore jurisdictions provided that placement in such offshore jurisdictions does not give rise to the filing of a prospectus or registration statement or to any continuous disclosure obligations.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Further information relating to the Company may be found on www.sedar.com or by contacting Kamini Hitkari, Chief Financial Officer of the Company at 778-991-2958

Item 9.	Date of Report

June 17, 2021.

Cautionary Note Regarding Forward-Looking Statements and Information in this Material Change Report

This material change report contains forward-looking information. Such forward-looking statements or information are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions. Forward-looking information contained or referred to in this material change report includes, but is not be limited to: the intended use of the net proceeds from the Upsized Offering to fund the commencement of operations at the Patterson Facility US eCommerce and wholesale expansion efforts, International eCommerce launches and for general corporate purposes, the timing and ability of the Company to close the Upsized Offering, if at all, the number of Units offered or sold, the gross proceeds of the Upsized Offering, the timing and ability of the Company to obtain all necessary approvals, if at all, and the terms and jurisdictions of the Upsized Offering. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Assumptions in respect of the costs of the Upsized Offering and the Company’s ability to obtain all necessary approvals are material assumptions made in preparing forward-looking statements or information and management’s expectations. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: negative cash flow and future financing requirements to sustain operations; dilution; limited history of operations and revenues and no history of earnings or dividends; competition; economic changes; and the impact of and risks associated with the ongoing COVID-19 pandemic including the risk of disruption at the Company’s facilities or in its supply and distribution channels. The forward-looking information in this material change report reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. The forward-looking statements or information contained in this material change report are expressly qualified by this cautionary statement.